Mail Stop 3561

    September 19, 2005

Mr. Gary G. Friedman
President, Chief Executive Officer
and Chairman of the Board
Restoration Hardware, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

    RE: Restoration Hardware, Inc.
    Form 10-K for the Fiscal Year Ended January 29, 2005
    Filed April 14, 2005
    Form 8-K filed August 25, 2005
    File No. 0-24261

Dear Mr. Friedman:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

    Sincerely,

    William Choi
    Accounting Branch
Chief